NATURE’S CALL BRANDS INC.
3120 South Durango Drive, Suite 305
Las Vegas, NV  89117-4454

BY EDGAR

February 10, 2011

Securities and Exchange Commission
100 F Street NE
Washington DC 20549-7010  USA

Attention:   William H. Thompson, Accounting Branch Chief

Dear Sirs:

Re:	Nature’s Call Brands Inc.
Item 4.01 on Form 8-K
Filed February 4, 2011
File No. 0-54268

In response to your letter of February 9, 2011, we provide the following information:

Item 4.01  8-K Filed February 4, 2011

1.	Our records show your file number was changed to 0-54268 on February 4, 2011 when you filed Form 8-A. Please revise the cover page to include the new file number.

We have filed a Form 8-K/A on February 9, 2011, which corrects this issue.

2.
Please revise your disclosure in the second paragraph to state whether Davis Accounting Group, P.C.’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

We have filed a Form 8-K/A on February 9, 2011, which corrects this issue.

3.
Please note that you are required to file an updated letter from your former accountant as an exhibit to any amendment filed in response to our comments.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have filed a Form 8-K/A on February 9, 2011, which corrects this issue.

4.	We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Juan Miguel Rios Gutierrez

Juan Miguel Rios Gutierrez